Exhibit 1

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

NEWS RELEASE

Aber reports third quarter results and future plans

December 6, 2004 — Toronto, Canada — ABER DIAMOND CORPORATION (TSE-ABZ, NASDAQ-ABER) announces its third quarter results for the period ended October 31, 2004, together with a revised mine plan, and a strategy for returning value to shareholders.

(All figures are in United States dollars unless otherwise indicated.
All budgeted figures have been presented using a USD/CAD rate of $0.80)

Commenting on Aber's third quarter results, Chairman and Chief Executive, Robert Gannicott stated, "We are pleased to see the Diavik mine production so comfortably, and consistently, exceed both the volumes and diamond values of the Feasibility Study Mine Plan. This quarter has been impacted by the deferral of a sales cycle into the fourth quarter and non-cash charges arising from the shift in the US vs. Canadian dollar exchange rate. The underlying robust cash flow, and the Company's strong financial position, gives us confidence to approve capital expenditures to further enhance production, and therefore the value of the project while, at the same time, embarking on a program to return value to shareholders through dividends and a share repurchase plan."

Third Quarter Highlights

Continuing improvements to production volumes, combined with a strong diamond market, have delivered robust revenues for the third quarter, although a weakening U.S. dollar has impacted operating costs and certain non cash items.

Financial Highlights

	Three months ended October 31, 2004	Three months ended October 31, 2003	Nine months ended October 31, 2004	Nine months ended October 31, 2003
Sales ($ millions)	104.1	54.0	240.8	54.0
Earnings from operations ($ millions)	38.4	28.9	82.4	23.7
Net Earnings ($ millions)	8.5	13.5	23.6	24.5
Earnings per share ($)	0.15	0.25	0.41	0.45
Cash Earnings per share ($)(1)	0.80	0.58	1.75	0.50

(1)
Cash earnings per share is not a recognized measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Cash earnings per share is earnings before non-cash income tax expense, non-cash foreign exchange gains (loss), and depreciation and amortization on a per share basis. See "Non-GAAP Performance Measures" in the Company's Management's Discussion and Analysis for the three and nine months ended October 31, 2004, for a reconciliation of earnings to cash earnings.

Production Highlights

(Aber's 40% share of Diavik Mine production)

	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Diamonds recovered (000s carats)	905	586	2,429	1,092
Grade (carats/tonne)	4.04	3.98	4.06	3.12
Operating costs, cash ($ millions)	17.8	11.9	50.4	32.9
Operating costs per carat, cash ($)	20	20	21	30

Revised Mine Plan

Diavik Diamond Mines Inc., operator of the Diavik Diamond Mine, has presented a revised mine plan to the joint venture participants (Aber 40%). The joint venture partners believe that the strong diamond market and positive long-term demand for diamonds warrant the acceleration of production in a manner that maximizes project value while maintaining project life.

The processing plant has achieved, on a consistent basis, an annualized through-put rate in excess of 2 million tonnes of ore. Based on the current performance, the revised plan calls for increased through-put during calendar 2005 yielding between 8.5 and 9.5 million carats. In 2005, 70% of the ore will be supplied from the A154 South ore body with the remainder coming from A154 North towards the end of the calendar year. Production cash costs for calendar 2005 are currently anticipated to be approximately $180 million.

On the basis of a revised ore reserve statement expected in the New Year, the mine plan calls for an expanded through-put of 2.5 million tonnes of ore to be reached by 2008. Diamond production for 2006 to 2009 is expected to be in the range of 8 to 10 million carats per annum.

In support of the increased processing capacity, the revised mine plan advances the development of the A418 dyke and open pit as well as a decline designed to establish optimum underground mining techniques ahead of planned underground mining of the A418, A154 South and A154 North pipes. Aggregate capital expenditures of $208 million and $82 million, respectively, have been assigned to these particular activities. Aber's currently estimated share of the total capital expenditure, including sustaining capital, for calendar years 2005 to 2009 is approximately $230 million.

Other strategic initiatives in calendar 2005 will include large diameter core drilling on A418 to better determine grade at depth as well as further deep delineation drilling of the A154 South and A154 North kimberlite pipes to refine pipe geometries in the area of the underground mine. In 2005 and 2006, a bulk sample will be taken from the A21 kimberlite to provide a diamond sample of adequate size to determine a diamond price estimate robust enough to support a production decision. Diamonds from A21 were originally valued at an average of $28 per carat based on a sample of only 90 carats.

Exploration objectives in 2005 remain the expansion of the project reserve base to deliver enhanced project life and capacity. The program will focus on the evaluation of known kimberlites as well as further exploration for new economic kimberlites within the Diavik group of claims. An integrated exploration program, including airborne and ground geophysical programs, diamond drilling and reverse circulation drilling, will be completed during the year to assess prospective anomalies as well as to evaluate the potential of known kimberlites. Approximately $3 million has been assigned to exploration for each of the next 5 years.

Returning Value to Shareholders

The company is pleased to announce the implementation of a plan to return value to shareholders in the form of common share dividends combined with a share repurchase program, to be implemented through a Normal Course Issuer Bid on the TSX, for up to 5% of Aber's outstanding shares. The Board has adopted a dividend policy to initially provide shareholders with an annual dividend of US$0.60 per shares, paid quarterly. The implementation of the Normal Course Issuer Bid is subject to regulatory approval.

Aber is pleased to declare its first dividend payment of US$0.15 per share. Shareholders of record at the close of business on December 24, 2004 will be entitled to receive payment of this dividend on January 14, 2005.

Board Appointment

        Aber Diamond Corporation is pleased to announce the appointment of Mr. Lyndon Lea to the board of directors. Lyndon is the Managing Partner of Hicks Muse (Europe), a leading private equity firm specialized in transactions in the consumer products and media sectors. Among the prominent transactions that he has recently led are the purchases of Jimmy Choo, Weetabix and champagne makers G.H. Mumm and Perrier Joüet. Lyndon is also a director of Yell plc and of Premier Foods plc, both listed companies on the London Stock Exchange.

Lyndon holds both Canadian and British citizenships and received his university education at the Richard Ivey School of Business Administration at the University of Western Ontario.

Aber will host a webcast today at 9:00 a.m. (EST) to review these results and its outlook. Interested parties may listen to a broadcast on the Internet at www.aber.ca.

This news release contains "forward looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. When used in this release, words such as "estimate", "expect", "anticipate", "projected", "planned", "forecasted" and similar expressions are intended to identify forward-looking statements — which are, by their very nature, not guarantees of Aber's future operational or financial performance, and are subject to risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Due to risks and uncertainties, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Aber

Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market through its 40% ownership in the Diavik Diamond Mine, located off Lac de Gras in Canada's Northwest Territories. Aber also holds a 51% interest in Harry Winston Inc., the premier retailer of diamond jewelry.

For further information, please contact:

Robert A. Gannicott, Chairman and Chief Executive Officer — (416) 362-2237

Amir Kalman, Manager, Investor Relations — (416) 362-2237 (ext. 244)